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                                           Filed by Hovnanian Enterprises, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Hovnanian Enterprises, Inc.
                                                  Commission File No. 001-08551
                                                                            and

                                        Subject Company: Washington Homes, Inc.
                                                  Commission File No. 001-07643


HOVNANIAN ENTERPRISES MERGER WITH WASHINGTON HOMES
CONFERENCE CALL-AUGUST 29, 2000 11:30 A.M. ET

OPERATOR: Good morning ladies and gentlemen, and welcome to the Hovnanian/Washington Homes conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the call, please press the star followed by the zero on your touch tone phone. As a reminder, ladies and gentlemen, this conference is being recorded. I'd now like to introduce your host for today's conference, Ms. Nicole Inarella, of the Financial Relations Board. Please go ahead M'am.

NICOLE INARELLA: Good morning and thank you for joining us today for Hovnanian's conference call to discuss the company's agreement to merge with Washington Homes. By now you should have all received a faxed copy of the press release; however, if anyone is missing a copy and would like one, please contact our office at 212-661-8030, and we will send one right over to you and ensure that you are on Hovnanian's distribution list. It will be a replay for the call which will begin one hour after the call and run for one week. The replay can be accessed by dialing 800- 696-1588 or 303-804-1727 pass code 799524. This conference call is also being broadcast live over the Internet and can be accessed at WWW.STREETEVENTS.COM and for those not available to listen to the live broadcast, a replay will be available shortly after the call, also on the streetevents site. On the line with us today is Ara Hovnanian, President and Chief Executive Officer. Management will make some opening remarks about the quarter and then we'll open the line for questions. Before we begin, I would like to remind everyone of the cautionary language about forward-looking statements contained in the release. The same language applies to any comments made during the call. Ara would you like to begin?

ARA HOVNANIAN: Yes, good morning. Yesterday, Hovnanian Enterprises and Washington Homes announced that they signed a definitive agreement to merge the two companies. The transaction is expected to close by calendar year end, following the regulatory and shareholder approvals. The combination of the two companies is expected to rank among the top ten home builders in the United States with 7,000 home deliveries and home building revenues of approximately $1.6 billion for the fiscal year we're just about to end on October 31, 2000. Joining me here today from Washington Homes to discuss the combination of the two companies are Geaton DeCesaris, Chairman, President and CEO of Washington Homes, Tom Pellerito, currently President of Home Building and Chief Operating Officer of Washington Homes, and Chris Spendley, Senior Vice President and Chief Financial Officer of Washington Homes. Also joining me from Hovnanian are Larry Sorsby, Chief Financial Officer, Paul Buchanan, Senior Vice President and Corporate Controller, and Kevin Hake, Vice President and Treasurer. The management of Hovnanian Enterprises is very excited about this merger because we think it provides great benefits for both companies and was structured at a fair price. Based on the close on Friday, the estimated price represents a 39% premium to Washington Homes' then current


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stock price and still represents a slight discount to their estimated book value at their year end of July 31. Washington Homes earned a respectable 18.7% return on equity last year and it's projected by analysts to earn a similar, and perhaps even better return in their current fiscal year. We expect the transaction to be accretive to earnings per share in fiscal 2001. This transaction is very complementary to Hovnanian's strategy of being a dominant player in a handful of select markets. Hovnanian is already the market leader in the combined Northeast markets of New Jersey, Pennsylvania and New York. With the merger will also be the number one builder in North Carolina, and the number two builder in the D.C. market. In addition, we'll have a significant presence in the Dallas market delivering about 1,000 homes in that marketplace. Both companies also provide a broad product array from single families, to multi-families, to active adult housing. This also accomplishes our long-term objective of achieving a larger market cap and increasing our public float. We will have shareholder's equity exceeding $300 million and total assets approaching $1 billion after the merger. We are particularly excited about Washington Homes' performance and lot option position in the strong Northern Virginia market which has seen tremendous employment growth due to the area's transformation into an internet and telecommunications mecca with a major presence of companies like AOL, WorldComm, GTE, PSI Net, Oracle, Nextel, just to name a few. Seventy-eight thousand jobs were added in this region in '99, and Fairfax County now has an estimated 2,000 high-tech firms along with 20 major venture capital firms and 150 foreign businesses. Fairfax County also has the highest mean household income in the United States, and Montgomery County on the Maryland side isn't far behind. The Maryland suburbs are experiencing a similar renaissance with biotech as their driver, as start-ups like Genetech Therapy, Genologic, follow such established health firms as IntraMed, MedImmune, and others to locate close to the NIH in Bethesda. Washington clearly isn't just a government town anymore. Last, but not least, we're very excited also to have the Washington team, Washington Homes management team join our organization and add a tremendous amount of depth. I'd like to turn it to Geaton to make a few comments as well.

GEATON DECESARIS: Thank you Ara. Good morning ladies and gentlemen, first and foremost, our management team is very excited and committed to join forces with the Hovnanian companies, and to become one of the top ten builders in the United States. Some of the major homebuilders in the United States had recognized: the great team we have assembled, our top three market position in six of our markets, our excellent land position of controlling over eleven thousand lots that Ara spoke of, particularly, the note that 75% of those lots are controlled by using rolling options. And the main thing that everyone has recognized is our superior financial performance over the last several years. When we report our financial numbers next week, for our fiscal year ended in July, you will see our continued trend of record results. At year end we will show a record return on equity exceeding 20%. We will have in excess of 3 times inventory turnover, and the lowest debt to total cap for any year end, which should be around 30%. After speaking to several powerful suitors, we saw the best opportunities with the merger with the Hovnanian company, by meeting first our operational and strategic objectives. Let me first, let me take you through, first, the operational objectives. Our operational objectives include a strengthening our current operation, increasing our market present in Washington, as well as North Carolina-in North Carolina, we'll be the number one home builder delivering over 1500 units-and increasing


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our ancillary benefits both in our mortgage and title operations. We also see this as adding to additional active adult communities which are in our own backyard in Maryland and Virginia. Our strategic objectives that we set out for ourselves which are met through this transaction of first providing additional liquidity for our shareholders, immediate access to the capital markets, getting us the stronger national purchasing power, and superior training programs that the Hovnanian companies offer and advancement opportunities for all our associates. One of the main objectives that this transaction met was keeping our management team in place and allowing our management team to play a significant role in the corporate operations of Hovnanian as we combine forces to create one of the strongest home builders in the country. We couldn't ask for a better fit, and we're very excited to move this process forward. Ara, now I'd like to turn it over to you.

ARA HOVNANIAN: Thanks Geaton. As we announced, Geaton will become President of Home Building Operations and Chief Operating Officer for Hovnanian and will become a member of the combined Board of Directors. My father continues in his role as Chairman, and I'll remain in my role as President and CEO. We welcome the opportunity to have Geaton join our senior management team and look forward to working closely with him. We spent a great deal of time making certain that our cultures and philosophies were consistent and compatible and we felt that was as important as the financials. Given that it's largely an in-market merger, many of you will be curious of our plan for staff reductions and overhead savings in Washington D.C. and North Carolina. I'd like to make it clear that this merger was not driven or justified by the savings that might be generated by such cutbacks. The merger is accretive because the merger price represents a lower multiple of what Washington Homes' expected earnings compared to our current multiple as projected by analysts. But amount of accretion to earnings that we will actually be able to achieve will be enhanced by a tremendous potential for operating synergies that this merger affords. We'll also get some low hanging fruit benefits: savings from the elimination of duplicative of costs of being public, plus some benefits of our broader national purchasing power. Although we didn't factor in a large amount of dollar synergies in valuing the merger, we believe there will be significant opportunities in improvements and profitability in these markets due to our enhanced size and our market powers. Being a leader in these markets, as we are in the New Jersey area, affords the company many advantages such as having the opportunities to select the most prime land position and leveraging our size of our suppliers and contractors to get better quality service at more, services at more economic costs. In fact we are most excited about the possibilities of growing the number of communities in the scale of our operations in these markets. Our associates in these divisions and communities in all of these markets will be excited about the prospects of becoming a part of a more powerful team. Having said that, there are obvious duplications in the areas of administration and overhead, certainly in North Carolina and the Washington, D.C. divisions. We will explore these opportunities in the future, but at the present, there will be much sharing of information, plans, costs, etc., and there are not plans to immediately consolidate the operations. This is similar to our activities in the recent Matsula Mumford acquisition in New Jersey which continues to operate independently and still has the benefits of the combination which have helped their profitability and they continue to produce excellent returns. We are very confident that given time our estimates of


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synergies will prove to be very, very conservative. Washington Homes, as Geaton mentioned, controls more than 11,000 lots in attractive locations which will meet their needs for growth over the next 3 to 5 years. As he mentioned also, about 75% of these lots are controlled under a rolling option contract. This enables Washington Homes to produce excellent inventory turns, another factor that attracted us. When added to Hovnanian's lot position, we're in a solid position in all of our markets. As of July 31, the two companies have a combined sales backlog of 3,300 homes with a value exceeding $800 million. The margins in Washington Homes backlogs and in the homes remaining to be sold in their active and planned communities are strong. This should enable us to achieve our plans and to improve profitability in the year ahead. I'd like to turn it over now to Larry, our Chief Financial Officer who will discuss the structure of the transaction and certain financial performance information in a little, greater detail.

LARRY SORSBY: Thank you Ara. Under the terms of the merger agreement, Washington Homes shareholders will receive the equivalent of 1.39 Hovnanian class A common shares or $10.08 in cash for each share of Washington Homes subject to certain adjustments for a total purchase price of approximately $77.4 million based on Hovnanian's closing share price of 7-1/16 on Friday, August 25, 2000. Washington Homes shareholders can elect to receive cash or Hovnanian stock subject to proration, such that not more than 50% of the total consideration is cash and not more than 60% of the total consideration is stock. The cash consideration is $10.08 per share of Washington Homes. The amount of stock to be paid is based on the ratio 1.39 Hovnanian shares for each Washington Homes share and the stock consideration is subject to a collar arrangement that may limit the increase or decrease in the value of the stock consideration 20% from Friday's value of $7.06. It is approximately a 10% variance in the overall consideration from Friday's close. The cap and floor are at $8.47 and $5.65 respectively. Washington Homes' stock options will be converted into options to acquire Hovnanian stock. The merger has been unanimously approved by the board of directors of both companies and is expected to qualify as a tax-free reorganization to the Washington Homes shareholders. There is a voting agreement in place whereby the Hovnanian family, who controls more than 50% of Hovnanian's voting shares and the DeCesaris family, controlling in excess of 50% of Washington Homes shares, have each agreed to vote in favor of this transaction. Hovnanian will pay off or assume Washington Homes' debt which totaled roughly $50 million as of July 31. This debt and the cash portion of the acquisition totaling approximately $90 million will be refinanced under Hovnanian's $375 million unsecured revolving credit facility. The facility currently has more than $150 million of availability. Including the debt being assumed, the total value of the transaction is approximately $129 million which represents the multiple of Washington Homes EBITDA for their recently completed fiscal year that is actually lower than the multiple at which our shares are currently trading. Washington Homes has a strong balance sheet and the use of at least 50% stock will allow us to complete this acquisition with minimal effects on our leverage. Prior to the merger, we had been projecting that our average debt to equity ratio for fiscal 2001 would decrease from the level that we averaged in 2000. Even with the slight increase resulting from the merger, we are confident that our leverage will decline in 2001 compared to 2000. We remain committed to our stated objective of achieving a one-to-one ratio of debt to equity by fiscal 2003. Based on analysts' projections for each company's fiscal


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year 2001, which we are confident that we can meet or exceed, the combined company will have an EBITDA exceeding $163 million and $55 million of net earnings. We believe that the future holds a bright possible future for the merging entities. I'll now turn it back to Ara.

ARA HOVNANIAN: While we are thrilled with the potential for success in the D.C. market, we are equally excited about the prospects for North Carolina and the chance to lead to the number one position. Raleigh and Charlotte have ranked among the top areas in the United States for job growth and population growth over the last decade, and unemployment rates in all of our three markets in North Carolina are among the lowest in the country. Firms such as Corning, Lucent, Nortel, RF Microdevices and others have all been expanding their presence in the region. New home prices have increased about 4% in each of these markets last year. However, the North Carolina markets are very competitive on the supply side, and it would be a great benefit to be THE dominant player there. At the present time we are experiencing continuing strong and stable conditions across our markets with particular strength in New Jersey, Dallas and DC. While the white hot pace of early spring and summer have abated a bit, conditions continue to remain extremely favorable for our industry. This concludes our formal comments and we'll be glad to open it up now for questions.

OPERATOR: Thank you, sir. Ladies and gentlemen at this time if you have a question you will need to hit the one on your touch-tone phone and you'll hear a tone acknowledging your request. The questions will be taken in the order that they are received. If your question has already been answered, you may remove your queue by pressing the pound key. Also, if you're using a speaker phone, please pick up your handset before pressing the button. One moment for the first question. George Kasanofsky, please say your company name followed by a question.

GEORGE KASANOFSKY: My name is George Kasanofsky. I have two questions. The first question is What do they think their stock is really worth if the market was recognizing what it should about the home building industry? And number 2: Are they considering any other mergers in the West with companies like Saxton for example?

LARRY SORSBY: First, George, what company were you with?

GEORGE KASANOFSKY: I have a private company called GK International.

LARRY SORSBY: Okay. And you are asking that question of Hovnanian.

GEORGE KASANOFSKY: I am asking that question of Hovnanian, yes.

LARRY SORSBY: You know, we think that, you know, traditionally home building stocks should average a multiple of earnings in excess of ten times, and we are trading far below that today. Based on the analysts' estimates of Hovnanian's earnings projected for 2001, it would be about $1.80 a share or $18 a share, at a traditional average of 10 PE multiple for the industry, and in many times, the multiple is actually higher than 10 depending on where you are in the cycle. We


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have no immediate plans for any additional acquisitions, so there is nothing teed up. We have to absorb this one. However, if the right opportunity presented itself toward we could continue our strategy of market concentration in a particular market, we'd take a serious look at it, but for now we think we have a job cut out for us in the near future, anyway, to properly integrate the operations of Hovnanian and Washington Homes together.

GEORGE KASANOFSKY: Thank you.

OPERATOR: David Toller, please state your company name, followed by your question.

QUESTION: (noise)

ARA HOVNANIAN: That was a brief question, and we can handle that without any problems. (laughter)

OPERATOR: Arthur Winston, please state your company name, followed by your question.

ARTHUR WINSTON: It's Bayless Capital. If in fact your stock was worth as much as that, and we are going to assume that, why would you--and your book value is like $11 or is going to be $11-- why would a stock that nobody's made a penny in since 1992 and has never payed a dividend, why would you give away our stock at such a cheap price? You know, I've never seen a public company make stock acquisitions so far below book value; it never happens. I just can't understand this.

ARA HOVNANIAN: Well, we would only do it if we were merging with a company that has a similar outstanding value and that's really what drove it. Combined even with a stock that we're doing, it is accretive, and we certainly are not the only one in the industry with stock valuations that are low that have done acquisitions using stock. We think it absolutely makes senses on many fronts to our company.

LARRY SORSBY: We are also buying a stream of cash flows and EBITDA multiple less than we are currently trading at, and even in spite of the fact that our stock is trading at a significant discount of book value and it's going to be accretive. So if the market acts rationally we think this actually assists our shareholders.

ARTHUR WINSTON: Why couldn't you work it out where there is a merger of equals so everybody, you know, shared in the dilution of the book value equally, them and you? That would have been the way to do this: a merger of equals.

ARA HOVNANIAN: Well. We considered a lot of factors. This is a decision we made that we think really maximizes a value for Hovnanian shareholders over the long term and comprises both cash and stock and we thought was the best bet.


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LARRY SORSBY: And, you know, the other thing that gives us a lot of comfort in this decision is that the Hovnanian family themselves own in excess of 50% of Hovnanian's shares, and they certainly would not do something that they thought was not in the best interest of Hovnanian shareholders, because they would be the ones that would either gain or lose from the decision. So we think that this is a good decision and a very strong and bright future for the combined entities.

OPERATOR: Brian Clapp, please state your company name, followed by your question.

BRIAN CLAPP: Trading Partners. What is the, Larry you said that, debt's gonna rise by $90 million, and that the revolver currently has $150 million available. Now does that, does that $150 million available before or after paying for this $90 million?

LARRY SORSBY: It is prior to paying for the $90 million. But in our own operations, we are having a powerful fourth quarter ended October 31 and the use of our revolver is actually going to decline from the levels that we are gonna report as of July 31, so there's even additional cushion on our facility. However, as we mentioned in the press release, its really our intent to explore doing an additional debt offering either in senior notes or term notes to pay down our revolving facilities so that we have adequate capital cushion.

BRIAN CLAPP: Any specific plans, like, are any time frames for that?

ARA HOVNANIAN: Uh, we're going to be discussing it shortly and I would think frankly we'll begin the planning in the next few weeks.

BRIAN CLAPP: Okay. Uhm, do you have a last 12-months pro forma EBITDA number and a leverage number, as of July 31?

LARRY SORSBY: Unfortunately, the July 31 numbers have not been released for either company so we cannot give specifics in that area. We have it as of April; no, no we don't have it as of April. You're going to very soon have that, uh, information but it's not publicly available. We're unable to release it at his time.

BRIAN CLAPP: What's the April figures then?

LARRY SORSBY: We don't have them combined on a pro forma basis at our fingertips. We could get back to you if you wish.

ARA HOVNANIAN: Yeah, we did, obviously we knew our July 31 numbers and that's what we used internally, but uh, we're not at liberty to disclose those just yet but we will shortly.

BRIAN CLAPP: Okay. Okay, do you have a leverage target in the near term?


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ARA HOVNANIAN: Yes, uh, we will be in the 1.4 to 1 range uh, even after the merger in 2001. Uh as Larry mentioned we'd like to get that down longer term, uh, to the 1.1 to 1 range, and we think that's achievable.

BRIAN CLAPP: Okay, thank you.

OPERATOR: Ladies and Gentlemen, if there are any additional or follow-up questions please press the one at this time. Remember to pick up your handset before doing so. Paul Brandis, please state your company name followed by your question.

PAUL BRANDIS: Bank of America Securities. You talked about one of the main factors here was increasing your penetration in some of these key markets and the leverage and the opportunities that brings. Can you put some quantifiable numbers behind that by increasing your penetration within the existing markets? Is it land, is it, you know, is it buying from manufacturers or the sub-contractors? How's that going to translate into, you know, improving margins?

ARA HOVNANIAN: Well, there are several places. Uh, first, uh, if you go on the national scale, we've seen from prior transactions that our buying, national buying power, is better than companies that are smaller. Uhm, so, in recent transactions, Goodmen for example, Goodmen Homes in Dallas, or Matsula Mumford, uh, or, uh, D.C. Homes in D.C., in the D.C. market, we have bought savings uh, immediately, yet in our buying power of buying certain national materials, whether they be appliances or components of lumber, or whatever that, uh, or a variety of other areas, cabinets, roofing materials, etc., that's one area. There are other materials that are purchased locally or regionally and we found uh, opportunities there as well, uh, in areas, such as windows or other areas, uh, product materials that tend to be purchased more, uh, locally. But uh, and finally, in terms of the pure economics uh, when you have that much more buying power from the sub-contractors, and understand that in our industry, all of the national home builders don't build, none of them build their own homes, we actually sub-contract out all of the actual construction. Uh, but your clout, as you can imagine, becomes bigger, uh, as you have more products and more houses to offer to the sub-contractors. Uhm, notwithstanding all of that, there are other less tangible, uh, benefits, that we refer to as the power of scale, uh, and one of those prime areas is in land acquisition. As the leader in the Northeast region, uh, we get first pick on, uhm, land opportunities. It's just the natural phenomenon that occurs, uh, for the market leader. In the Washington D.C. market, we're a smaller player today, independently Hovnanian Enterprises is, and I'm certain that Washington Homes has uh, much more clout and sees many more opportunities before we do. Uh, it's just by virtue of their size. When we're combined, uh, it will be, uh, the case even more so, and the effect will be pronounced also in the North Carolina market, where we're each building about 750 homes, we will double, we'll each double our size there and that simply just gives us more clout uh, in the land area. So that's just a handful of areas where we can get some real synergies uh, even without dealing with uh, overhead.


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PAUL BRANDIS: Just lastly, after you know, you kind of go through this process here and get this deal closed, when will be the soonest you'd be able to do another deal? After this ones done? Or could you, you know, is there other things out there that your looking at, at this time at all?

ARA HOVNANIAN: No, we're not really focused on additional merger or acquisition opportunities at this moment. As Larry mentioned earlier uh, we will certainly look at opportunistic uh, uh, transactions as they occur. We're very focused right now on our e-commerce initiatives, as uh, you probably heard on earlier releases. Uh, we're working diligently with that and very excited about it. We're working hard on bringing about further operational efficiencies throughout all of our organizations and obviously we'll be uh, working to uh, ensure a smooth transition with this merger. So while we're not aggressively looking by any stretch, it's certainly is not out of the uh, picture, to uh, to see an additional transaction occurring, uh, at some time in the future.

PAUL BRANDIS: Great, thank you.

OPERATOR: David Wright, please state your company name followed by your question.

DAVID WRIGHT: Good Afternoon, Henry Partners. Uhm, I have two questions - can you tell us who the financial and legal advisors on this transaction are, and secondly, can you tell us uh, your contemplated time line for the various filings leading up to a shareholder's meeting and vote?

LARRY SORSBY: Yes, uh, Wasserstein Perella represented Washington Homes. Uh, Chris what was the legal, name of the firm?

CHRIS SPENDLEY: Duane, Morris & Heckscher

LARRY SORSBY: Duane, Morris & Heckscher for Washington Homes. Simpson Thacher, uh, for Hovnanian, and Hovnanian did not have a financial advisor. In terms of, uh, the filings leading up, there gonna happen as rapidly as uh, as humanly possible. We do not have a definitive time line, uh, created for all of those transactions at this time.

DAVID WRIGHT: Well, thank you very much.

OPERATOR: Larry Taylor, please state your company name, followed by your question.

LARRY TAYLOR: Uh thanks, good afternoon. I just wondered, you touched on it, but I wonder if it might be possible, uh, either Larry or to uh, check for uh, more about the outlook for this quarter, and you know what your seeing sort of market-to-market in terms of the core Hovnanian business, how things are going there in terms of uh, uh, what we should expect?

ARA HOVNANIAN: Uh, sure Larry, uh, we are uh, actually we'll be announcing in about uh, ten days time, our third quarter. Uh, we don't expect any surprises there, uh, and uh, the fourth quarter we believe will be in line with our overall expectations for the year. In general, the


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market as I mentioned a little bit earlier, uh, has cooled from what I called the "white hot pace", uh, of an immediate prior period of a uh, late Spring, early Summer, but it's uh, very solid in all of our markets as I mentioned particularly still in the Metro New York market, very strong, down in the Atlantic City market, in the Northeast has continued to be very strong for us, uh, and a greater D.C. market remains strong, and uh, finally, the Dallas market uh, has been uh, very consistent and very, very strong.

LARRY SORSBY: You know, analyst expectations uh, for us to pre-the merger announcement, uh is roughly $1.80 a share, and uh, for 2001, uh, which is up from our publicly released expectations of around $1.50 a share for 2000, so we're going, we're very confident, uh, that we're going to you know in 2001 continue our performance of, uh, growing revenues and growing profits, uh, that we've been on the last few years.

LARRY TAYLOR: Great, thank you very much.

OPERATOR: Ronald Phillips, please state your company name followed by your question.

RON PHILLIPS: Hi, this is Ron Phillips, from Weiss, Pick and Greer. Uh, I just had a question as to whether any of the Washington Homes shareholders had agreed to take uh, to elect all stock or all cash in the merger, or if that was going to be decision uh, you know, left for a later time?

GEATON DECESARIS: The uh, this is Geaton DeCesaris, that decision has not been made just yet. Uh, obviously we have a lot of time, the proxy has to be prepared and then filed, uh, and during the next couple of months, as that's taking place, the decision will then be made.

RON PHILLIPS: Thank You.

GEATON DECESARIS: From the management standpoint I will tell you that we are leaning toward taking more stock as we'll have uh, you know, more of uh, a management position in the combined companies.

OPERATOR: Steven Wisnifsky, please state your company name followed by your question.

STEVEN WISNIFSKY: I'm with US INC, just tell me, and maybe I'm reaching here, but is there any synergy on your inventories, respective inventories of land, like you have two development sites, uh, next to each other and your gonna be able to now share uh, some infrastructure, or anything like that, that's coming out of this deal?

GEATON DECESARIS: What we've seen is not so much as synergies from the uh, side-by-side operations, but there are synergies, and, in things such as advertising, in the same market in Washington. For example, when you buy an ad in the Washington Post, you'll pay, twenty grand for a full-page ad. You know. You can combine adds so you don't have to buy two full-page ads. What we see is a lot of those same synergies taking place in the Carolinas. Uh, you know,


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just, kind of showing the corporate overheads that are duplication today, we'll see uh, savings there. But as Larry and Ara have said, uh, none of those synergies have gone into this transaction, to make it an accretive deal.

STEVEN WISNIFSKY: And, and if you were to take a look at these, those synergies that your describing, how much more accretive does it become?

GEATON DECESARIS: Sir, time will tell, those are things that we'll make decisions on over the next uh, several months as we work toward the closing.

STEVEN WISNIFSKY: Uh, just a rough, rough idea. I mean surely, you must know, where your, uh, duplicative expenses are in general.

GEATON DECESARIS: You know, we're really not at the liberty to uh, give a number of that right now.

STEVEN WISNIFSKY: Okay.

GEATON DECESARIS: Thank you for the question though.

STEVEN WISNIFSKY: Oh sure.

OPERATOR: Mr. Coco, please state your company name followed by your question.

MR. COCO: Lark Research, thanks. How much overlap do you have in your North Carolina operation between West Minister and New Fortes? Where is there overlap?

ARA HOVNANIAN: Well, uh, the three of our, actually we're both in all three markets, key markets there. We're both in Charlotte, we're in the Raleigh, Durham research triangle area, and we're in the Greensboro area together.

MR. COCO: But in terms of market share overall, where were you before the transaction, where does this take you and is it, do you compete against, basically in the same price points?

ARA HOVNANIAN: Geaton would you like to comment on that?

GEATON DECESARIS: I think, first of all, this transaction happened so quick, we really have not run out and visited either one's sites together, and made all these assessments. Those are assessments that we're going to do in the next 60 or 90 days, but you know, if they think we separate product, you know, with the names of the respective companies, like right now, we're in Greensboro and we're the largest builder in Greensboro, where Fordiss is the largest builder in Winston-Salem, which all though it's still in the Greensboro MSA, it's really two distinct markets. So, we really just need to analyze it over the next couple of months, and look where the


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strengths of both companies are and meld those together so that we have a great combination at the end.

LARRY SORSBY: Steve, uh, uh, this is Larry. Uh we uh, we basically in the aggregate are doubling our presence in North Carolina and certainly there's going to be the same type of synergies that Ara described earlier, available to us in each of the sub-markets in North Carolina, where we uh, operate. We think its again a perfect fit to the respective organizations.

MR. COCO: Okay. Uh, could you talk about any specific plans for debt reduction and how that might be affected if we continue to see a slow-down in the housing market?

LARRY SORSBY: Yeah, I mean, we've had a stated objective publicly from Hovnanian's point of view, not unlike what Washington Homes did a few years ago, of uh, committing towards deleveraging our operations. I mean, we've been stating in our press releases, as well as in our annual reports, and we've made progress towards that. This particular year, we're having a peaking in out third quarter due to very strong contract backlog, a significant portion of which is expected to close in the fourth quarter. So from where we are in the end of our July quarter, you will see significant reductions by the end of our October quarter, and in fact, uh, based on just our own internal uh, projections for 2001, we are forecasting Hovnanian's leverage to continue towards that one-to-one goal that we speak of. Our objective that we publicly talked about is to roughly reduce debt to equity 1/10 of 1% a year, so we're on that pace and in fact, by combining with Washington Homes, uh, even after the uh, the merger, we're going to continue to see reductions in our leverage from what we actually had in 2000 and 2001.

ARA HOVNANIAN: Uh Steve, an important point to keep in mind, we, Washington Homes operates almost entirely by rolling lot options. The beauty of that is, as the market slows down, you don't have these huge land assets sitting on your books that you're carrying and you can go back to land sellers, or postpone options takes, etc., to really adjust yourself to the market conditions. We operate the same way in our Dallas marketplace. That means basically about 3,500 homes or close to half of our activity, if you look at this October year-end, uh, would be in, with that land structure, such that, we could adjust up or down, uh, fairly quickly reacting to the market condition. In addition to that, our company had a history of trying to maintain a sufficient excess capital availability in its credit facility. Uh, post-merger we will work quickly to maintain a similar excess capital availability in our credit facilities to deal with any slow-down in the marketplace, that uh, might come about.

GEATON DECESARIS: Steve, I may also add, three years ago, our debt to total cap was about 55%, and our operating strategies of using rolling option contracts, uh, you know, turning inventory quicker, has allowed us to reduce that doubt to what we'll report next week, about 30%, and we want to take those operating strategies into the Southeast region across the board for the Hovnanian Companies. And uh, I think they saw that as a major benefit, and we certainly have done, I think, an excellent job of that, and I think you have agreed with me in the past, on that


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

score, so, uh, that going forward, and particularly our low debt to cap today, is a benefit as we merge these two companies together.

MR. COCO: OK. Geaton are you moving to Red Bank?

GEATON DECESARIS: I'm not moving to Red Bank, I expect to spend a lot of time there, Ara and I will more or likely be joined at the hip for a period of time and uh, I look at this and I believe he will agree with look at this as a partnering with one another, and this is a great opportunity for us, and you know, as we move forward with this combined companies.

MR. COCO: Thank you very much.

OPERATOR: Arthur Winston with Bayless Capital, please state your follow-up question.

ARTHUR WINSTON: Yeah, I have two questions. Can I just get some sense that if, if the management of Washington Homes, how much stock if they took 50% in options would they own in Hovnanian at the end of it, when all is said and done? How many shares?

GEATON DECESARIS: The management today, probably owns about, uh, 1,600,000 shares of Washington Homes, and uh, so if you do the quick math it would be about, a little better than 2 million shares.

ARTHUR WINSTON: But you'd be 1 million if you took half and half?

GEATON DECESARIS: If we took half and half, we'd be 1 million.

ARTHUR WINSTON: And, could you come out owning less than 1 million? I mean is there anyway to take less than half and half for you people, you guys?

GEATON DECESARIS: I'm sorry.....

ARTHUR WINSTON: You can, you can, you can't take all cash can you? You have to take at least half stock right?

GEATON DECESARIS: Uh, yeah, I think we have the same opportunities all shareholders, but I can tell you we're not going to take all cash. Uh, we would probably only take a very small percentage of cash, just to diversify a bit. But uh, you know, our, the way we've looked at this deal is, that our future, our value in our stock is really the future value of the combined Hovnanian Company. Because we surely would not do a transaction at this price level, on an all cash basis. So we, we really made it a specific objective to get stock in the transaction, where we felt we were exchanging cheap stock for cheap stock, so to speak.

ARTHUR WINSTON: Good, well, we need all the help we could get, believe me. My next question is for Hovnanian, and I congratulate you for not using an advisor, because uh, we don't need that. But given that the company has over $100 million of contracts and inventories, I don't know what that would total, how much work did Hovnanian do to satisfy Hovnanian, that these assets, this land and the options were worth what they said that they were worth, what doing the books for?

ARA HOVNANIAN: Well uh . . .

ARTHUR WINSTON: Like the Washington land.

ARA HOVNANIAN: Yeah, we uh, the person that headed up our effort, due diligence on our team, uh, was the former President of our Northeast region, who was responsible for a company about the size of Washington Homes, was a CPA by background, and has been with us for about 14 years. Uh, he went in with a team of three and uh, you know, went through contract by contract, went through pro formas and looked at specific land properties, uh, and to the extent that it's practical, came away with a very satisfactory feeling, at the end of the due diligence period.

ARTHUR WINSTON: And management of Hovnanian looked at all these things and he reported back and was satisfied with what they saw too? Obviously.

ARA HOVNANIAN: Correct.

LARRY SORSBY: Yes.

ARTHUR WINSTON: Thank you very much.

OPERATOR: George Kasanofsky, please state your follow-up question.

GEORGE KASANOFSKY: My follow-up question is the following, most of the residential builders are selling at less than one times book value, there are very few that are selling at a multiple of book value. Washington Homes made a statement that they were rolling over options for acquiring lots, so I would think that they should be selling at a multiple of book value, which they haven't been. Is there any, what is the, what does Washington Homes feel is the target that a company should have for, if they're rolling over their inventory of large property and using their options property to uh, what multiple of book value should the stock be selling at in the marketplace?

GEATON DECESARIS: George, this is Geaton DeCesaris, I believe that, you know, I appreciate your thoughts, and I wish the entire investment community was in agreement with you. Uh, we have been on that, you know, rolling option contract, you know, increasing turn-over operating mode for uh, the last several years, and you know, to answer your question, specifically, I mean there are larger home builders who trade at a pretty good multiple to book, some of them one-half to even two times book. I think the best example is NVR. They probably trade at a multiple four,


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

five times book, and they are probably, got 100% of rolling option contracts. They got one of the best inventory turn-overs, and we're probably closer to their model than any, but I think because of our size, we have not been recognized by a lot of the institutions and analysts, and that was another reason that we like this transaction, is because it makes, it gets us bigger, where in the top ten in the country, and uh, we will be recognized, you know, ultimately, but, with uh, as a top ten home builder.

LARRY SORSBY: Ultimately the market is gonna make up and see that the entire industry is woefully undervalued and uh, these stocks are gonna pop. It will happen. We're gonna concentrate on continuing to improve our performance, continue to report record earnings and revenue and profit growth as well, and someday the market will wake up and value it. Recently, the market did give the stocks a little bit of a pop, but we're still trading at very steep discounts to book value at yesterday's close, and a very small multiple of earnings and cash flows and someday the market will value this industry in a traditional fashion again.

GEORGE KASANOFSKY: How far away is that?

LARRY SORSBY: (Laughter) If I knew that, I wouldn't be sitting here.

ARA HOVNANIAN: Yeah, I mean, for those who haven't followed the home building industry for a long time, we've been public since 1983, so we've seen these ups and downs, and its classic. Essentially, when everybody believes we're about to enter a slow down, multiples come down, valuations come down dramatically. As everybody believes that the slow down has happened, typically when we're almost in the middle of a slow down or a recession, multiples start creeping up as we get out of the recession, multiples rocket-up, and it's not unusual to see twenty times PE ratios plus in our industry. As it continues on the up cycle, PEs start abating toward the middle of the cycle, you get to the ten to twelve times PE numbers that Larry talked about, and then the cycle starts all over again. Uh, you know, we've seen that time and time again, and uh, you know, that's uh, that's just a fact of life in Wall Street and the home building industry.

GEORGE KASANOFSKY: You know, in July there were, what 14% increase in uh, new home sales. Do you think that the analysts are ignoring the impact of the immigrants coming into the United States, and the increase of home ownership, and that they really are getting paid, and not doing their job in really determining where the market is going for homes?

ARA HOVNANIAN: Well, I think most analysts, and I'll just give my opinion, understand the long-term fundamentals, and the long-term fundamentals are excellent because its driven by demographics and uh, uh, that's pretty clear. I mean look at demographics and immigration rates, and it's very clear that we're gonna have an extremely solid, uh, housing environment for the next twenty years, because basically you project housing demand by household formations, and uh, that's a very scientific thing. It's not like trying to project how many people want a Sony Walkman. The amount of housing is very directly related to household creation and that can be very accurately projected. However, most investors don't take a long-term view of the housing


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

industry, and uh, instead of looking at housing stock as an investment, they see it more as a trading opportunity often, and try to play the cycles, and it's just a reality of what has often been the case in our industry.

GEORGE KASANOFSKY: Thank you.

OPERATOR: There are no further questions at this time, please continue with any further comments.

ARA HOVNANIAN: Uh, well okay, I'll add one other comment actually. The one, the cycle, the one benefit of the cycles is that it does give opportunities for companies to buy back their stock when the cycles are like this and uh, values are down, uh, as our company has done, and as Geaton's company has done, and then uh, therefore, shareholders all benefit when the market turns around. We're very thrilled overall in this organization, with this transaction. We think it makes lots of sense on a number of fronts: it increases our market cap, it really goes well for the market concentration strategy, it increases our earnings per share. We have a lot of other intangible benefits, as Geaton mentioned, with his company's skills in negotiating rolling lot options and for numerous other reasons. We're extremely excited about the transaction and are anxious for the close. Geaton, would you like to make any closing comments?

GEATON DECESARIS: I'd like to echo your comments Ara, that, we couldn't be more excited about this transaction and uh, we just would like to get it closed quickly as possible, so we can start uh, working on increasing uh, you know both revenues and earnings of a combined company, over what the two of us have done in the past.

ARA HOVNANIAN: Well thank you very much and uh, as usual, both CFOs of both companies will be available for comments or questions afterwards. Thank you and we look forward to reporting our third quarter results in the very near future.

GEATON DECESARIS: And Washington Homes looks forward to reporting our fiscal year-end results, the latter part of next week and uh, we'd also like to thank everyone for attending this call today.

OPERATOR: Ladies and Gentlemen, that does conclude our conference today. I'll disconnect and thank you for participating.

FORWARD-LOOKING STATEMENTS This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any such statements may involve unstated risks, uncertainties and other factors that may cause actual results to differ materially from those described in any forward-looking statements. Any such risks, uncertainties and other factors include, but are not limited to, the risk that the businesses of Hovnanian and Washington Homes will not be combined successfully, the risk that the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize that expected, changes in general economic conditions, fluctuations in interest rates, increases in costs of materials, supplies and labor, adverse governmental or regulatory policies, and general competitive conditions. This list of risk factors may not be exhaustive. Actual results could differ materially from those set forth in any forward-looking statements for many reasons, including the risk factors listed above. Any forward-looking statements speak only as of the date they are made, and Hovnanian and Washington Homes each disclaims any obligation to provide updates or revise any forward-looking statements.

     In connection with the proposed merger, Hovnanian and Washington Homes have filed with the SEC a preliminary joint proxy statement describing the proposed merger of Washington Homes and Hovnanian and the proposed terms and conditions of the merger. Additionally, Hovnanian will file with the SEC a registration statement on SEC Form S-4, containing the definitive joint proxy statement/prospectus, which describes the proposed merger and the proposed terms and conditions of the merger. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information. The preliminary joint proxy statement filed by Hovnanian and Washington Homes is available for free, and the registration statement to be filed by Hovnanian, including the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus, will be available for free after it is filed, both on the SEC's web site (www.sec.gov) and by contacting either Washington Homes, Inc, 1802 Brightseat Road, Landover, Maryland 20785-4235, Attention: Christopher Spendley, telephone (301) 772-8900; or Hovnanian Enterprises, Inc., 10 Highway 35,
P.O. Box 500, Red Bank, New Jersey 07701, Attention: J. Larry Sorsby, telephone
(732) 747-7800.

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